UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

VITALSTREAM HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92847T100

(CUSIP Number)

April 27, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP No. 92847T100

1.	Names of Reporting Persons Easy Link, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,575,000(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,575,000(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,575,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.88%

12.	Type of Reporting Person (See Instructions) OO

(1) Includes a warrant to purchase up to 200,000 shares of the issuer’s common stock that is exercisable within 60 days.

Item 1.
(a)	Name of Issuer: VitalStream Holdings, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: One Jenner, Suite 100, Irvine, CA 92618

Item 2.
(a)	Name of Person Filing: Easy Link, LLC
(b)	Address of Principal Business Office or, if none, Residence: 1516 E. Republican Street, #11, Seattle, Washington 98112
(c)	Citizenship: Easy Link is a limited liability company organized under the laws of the State of Washington
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 92847T100

Item 3.	Not Applicable

Item 4.	Ownership
(a)	Amount beneficially owned: 3,575,000(1)
(b)	Percent of class: 5.88%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 3,575,000(1)
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 3,575,000(1)
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

(1) Includes a warrant to purchase up to 200,000 shares of the issuer’s common stock that is exercisable within 60 days.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2005

EASY LINK, LLC
By	/s/ George Grubb
George Grubb, President